FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For July 6, 2010

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

EXPLANATORY  NOTE

This Form 6-K/A of Deswell Industries, Inc. (the “Company”) is being submitted to amend the "Unaudited Consolidated Statement of Cash Flows" for the year ended March 31, 2010 and the analysis on "Liquidity". The amounts for "Purchase of marketable securities", "Proceeds on sale of marketable securities" and "Gain on disposal of marketable securities" have been wrongly presented as  “Unrealized holding gain on marketable securities” in the Company’s current Form 6-K, which was originally submitted with the Securities and Exchange Commission on June 23, 2010.

DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)

( U.S. dollars in thousands )	Year ended March 31		Year ended March 31,
	2010		2010	2009
	As Previously	Effect of	As
	Filed	Change	Adjusted
Cash flows from operating activities :
Net income	$1,499		$1,499	$1,195
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	7,011		7,011	7,264
Impairment of property, plant and equipment	(27)		(27)	176
(Gain)/loss on disposal of property, plant and equipment	(4,304)		(4,304)	216
Unrealized holding (gain)/ loss on marketable securities	(5,573)	$5,531	(42)	16
Gain on disposal of marketable securities	-	(160)	(160)	-
Stock-based compensation	125		125	62
Deferred tax	1,016		1,016	(517)
Changes in operating assets and liabilities :
Accounts receivable	7,828		7,828	(918)
Inventories	5,637		5,637	4,923
Prepaid expenses and other current assets	287		287	1,306
Income taxes receivable	-		-	3
Accounts payable	(3,072)		(3,072)	(2,157)
Accrued payroll and employee benefits	97		97	(376)
Customer deposits	(577)		(577)	335
Other accrued liabilities	(262)		(262)	67
Income taxes payable	(705)		(705)	74
Net cash provided by operating activities	8,980	5,371	14,351	11,669
Cash flows from investing activities
Purchase of property, plant and equipment	(1,606)		(1,606)	(7,402)
Proceeds from disposal of property, plant and equipment	7,651		7,651	345
Closing cost on disposal of plant	(2,123)		(2,123)	-
Purchase of marketable securities	-	(5,631)	(5,631)	-
Proceeds from sale of marketable securities	-	260	260	-
Net cash used in investing activities	3,922	(5,371)	(1,449)	(7,057)
Cash flows from financing activities
Dividends paid	(1,619)		(1,619)	(3,789)
Exercised of stock options	703		703	-
Net cash provided in financing activities	(916)		(916)	(3,789)

Cash effect of exchange rate changes	-		-	(407)

Net decrease in cash and cash equivalents	11,986		11,986	416
Cash and cash equivalents, at beginning of period	23,134		23,134	22,718
Cash and cash equivalents, at end of period	35,120		35,120	23,134
Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-		-	-
Income taxes	380	380	79	79

Liquidity

As of March 31, 2010, the Company had cash and cash equivalents of $35,120,000, compared to $23,134,000 at March 31, 2009.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $14,351,000, net cash used in investing activities of $1,449,000 consisting primarily of purchase of property, plant and equipment for $1,606,000, and marketable securities for $5,631,000, offsetting proceeds on the disposal of the former manufacturing plant for $5,185,000, and net cash used in financing activities of $916,000 consisting primarily of $1,619,000 paid to shareholders as dividends offsetting cash of $702,000  from exercise of stock options during the year ended March 31, 2010.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings or long-term borrowings at March 31, 2010.

As of March 31, 2010, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: July 6, 2010